Explanation of Responses

(1)    The Insight V Funds (defined below) beneficially own 4,339,748 shares of Common Stock after giving effect to its sale of Common Stock in the offering and the exercise in full of the underwriters’ over-allotment option.  Insight Venture Partners V, L.P. is the record beneficial owner of 1,770,742 shares of Common Stock, Insight Venture Partners (Cayman) V, L.P. is the record beneficial owner of 536,128 shares of Common Stock, Insight Venture Partners V Coinvestment Fund, L.P. is the record beneficial owner 1,928,762 shares of Common Stock and Insight Venture Partners V (Employee Co-Investors), L.P. is the record beneficial owner of 104,116 shares of Common Stock (together with Insight Venture Partners V, L.P., Insight Venture Partners V Coinvestment Fund, L.P. and Insight Venture Partners (Cayman) V, L.P., the “Insight V Funds”).  The amount listed as directly owned by each respective Insight V Fund may be deemed to be attributable to each of the other Insight V Funds, Insight Venture Associates V, L.L.C. (“Insight Associates V”) and Insight Holdings Group, LLC (“Insight Holdings”) because Insight Holdings is the manager of Insight Associates V, which in turn is the general partner of each of the Insight V Funds.  Jeffrey L. Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings.  Because Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, they may also be deemed to have voting and dispositive power over these shares.  The foregoing is not an admission by Insight Associates V or Insight Holdings that it is the beneficial owner of the shares held by the Insight V Funds.  Each of Messrs. Horing, Parekh and Sobiloff disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in these entities.